Exhibit 99.107

Baker Tilly WM LLP
900 – 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3B7
T: +1 604.684.6212
F: +1 604.688.3497

vancouver@bakertilly.ca
www.bakertilly.ca

July 20, 2020

To the:
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sir/ Madam:

Re:	Notice of Change of Auditor Carbon Streaming Corporation

We have read the Notice of Change of Auditor of Carbon Streaming Corporation dated July 8, 2020 and are in agreement with the statements contained in such Notice.

Yours very truly,

Per: Anna C. Moreton, Inc. Incorporated Partner

Baker Tilly WM LLP

Chartered Professional Accountants

ASSURANCE • TAX • ADVISORY

Baker Tilly WM LLP is a member of Baker Tilly Canada Cooperative, which is a member of the global network of Baker Tilly International Limited. All members of Baker Tilly Canada Cooperative and Baker Tilly International Limited are separate and independent legal entities.